Nelson
Mullins
Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

July 2, 2015

Via Federal Express
Era Anagnosti
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC (the “Company”)
SEC File No.: 333-203707

Dear Era Anagnosti:

This letter is sent in response to your correspondence dated May 22, 2015 setting forth your comments to the application for the Company’s offering.  We have reproduced your comments in italics and included our responses below each comment.

General

1.                  Please update your disclosure to reflect the interim period ended March 31, 2015.

Response:             We have updated the disclosures throughout the prospectus to reflect the interim period ended March 31, 2015.  We respectfully request that you clear this comment.

Cover Page

2.                       In the middle of the first paragraph, as well as in the paragraph following the fee table, you state that you are using Rule 415(a)(6) to carry forward the approximately $690 million of the securities that remain unsold from your registration statement filed on May 11, 2012.  However, on your prospectus cover page, you indicate that you are only offering up to $70 million in aggregate principal amount of the notes.  Please revise to clarify whether you are offering the $690 million in addition to the $70 million, in which case additional fees will be required, or whether you are only offering $70 million of the remaining $690 million carried forward.

Response:             We have deleted the middle of the first paragraph of the prospectus and revised the paragraph following the fee table on Form S-1 (see redline revision below) to reflect that we are offering only $70 million of the remaining $690 million carried forward.  Specifically, we have updated the disclosure on the front page of the Form S-1 to read as follows (changes are redlined):

Era Anagnosti
July 2, 2015

Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, the securities registered pursuant to this Registration Statement include unsold securities previously registered for sale pursuant to the Registrant’s registration statement on Form S-1 (File No. 333-181360) initially filed by the Registrant on May 11, 2012 (the “Prior Registration Statement”). The Prior Registration Statement registered securities with a maximum offering price of $700 million for sale pursuant to the Registrant’s offering. Of these amounts, approximately $690 million of offering securities remain unsold. Seventy million dollars of t~~T~~hese unsold amounts are being carried forward to this Registration Statement and the filing fees paid with respect to the initial registration of the unsold securities is being used to offset filing fees that would otherwise be due in connection with the filing of this Registration Statement. Pursuant to Rule 415(a)(6), the offering of unsold securities under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement. As of March 31, 2015, we have issued Notes with an aggregate principal amount of approximately $5,668,000.

We respectfully request that you clear this comment.

3.                       We note that you issued notes with an aggregate principal amount of $5,668,000 from May 2012 through March 2015.  Please confirm that the amount that you are registering reflects your bona fide reasonable estimate of the amount to be offered and sold within two years from the initial effective date of the registration statement.  Please refer to Rule 415(a)(2) of the Securities Act. For additional, guidance, please refer to Question 212.16 to Securities Act Rules.

Response:             On behalf of the Company, we confirm that the $70 million offering amount reflects the Company’s bona fide estimate of the amount to be offered and sold within two years from the initial effective date of the registration statement.  The Company believes that more notes will be sold in this offering than in the initial offering due to a variety of factors including, but not limited to, the Company now having an established cash flow and history of paying its debts as they become due leading to greater investor confidence in the Company’s ability to repay the notes. Additionally, the Company’s rate of sales has increased significantly since the beginning of the initial offering. For example, during the first year of the initial offering the Company sold less than $750,000 in notes, yet it sold approximately $694,000 in notes in May 2015 alone. We respectfully request that you clear this comment.

4.                       It appears that you are offering the notes on a continuous basis under Rule 415(a)(1)(ix). Since you are not eligible to conduct an at the market offering in reliance upon Securities Act Rule 415(a)(1)(x) and Rule 430B, please revise your disclosure to include a complete description of the material terms of the notes, including price, in a pre-effective amendment to the registration statement.  In addition, please revise your disclosure in the third paragraph to state that any substantive change to the features of the notes that does not constitute a fundamental change will be included in a Rule 424(b)(3) prospectus supplement.  With regard to any fundamental changes, please refer to the undertakings set forth in Item 512(a)(1)(ii) of Regulation S-K.

Era Anagnosti
July 2, 2015

Response:             Please note that the price, interest rate, and maturity schedule of the notes will vary based upon market factors. Further, the notes may be sold in any denomination, subject to the stated initial minimum investment of $500 and the initial maximum aggregate investment of $1,000,000.  There is no set denomination or price per note (as is the case for an equity offering). Nevertheless, we have modified the prospectus to reflect the proposed terms of the notes (including interest rates and maturity lengths) in a Q&A and in the Prospectus Summary section. Moreover, we intend to file a supplement to the prospectus on future dates any time the interest rate on new notes to be issued is changed by the Company in accordance with Rule 424.

We have revised our disclosure in the third paragraph of the prospectus cover page to strike the last sentence of that paragraph and add the following to the end of that paragraph: “Any substantive change to the features of the Notes that does not constitute a fundamental change will be included in a Rule 424(b)(3) prospectus supplement.”

Regarding the undertakings contained in Item 512(a)(1)(ii) of Regulation S-K, we direct your attention to Item 17 of Part II of the registration statement, which contains the required undertakings.  We respectfully request that you clear this comment.

5.                       We note your disclosure that you market your notes by publishing the features in newspapers, on billboards, on the internet and through direct mail campaigns.  Please tell us how you have complied with Rule 134 of the Securities Act with respect to such marketing activities, and provide the staff supplementally with examples of your marketing materials.  In addition, please confirm that these materials do not constitute a free writing prospectus as such term is defined in Securities Act Rule 405.

Response:             We hereby undertake to file supplementally examples of the Company’s marketing materials.  Please note that these marketing materials will be updated in the following manner prior to use for this offering: (a) the address in the disclaimer will be updated to 12627 San Jose Blvd., STE 203, Jacksonville, FL 32223; (b) they will be updated to specify Barbara Harshman as the Issuer-Agent; and (c) the rate and term of the notes will be updated to the highest rate offered at the time the proposed advertisement would be published. Please note that the Company currently markets these notes only using word-of-mouth referrals from existing investors, although it may in the future utilize newspaper advertising, billboards, internet advertising, and direct mail campaigns consisting of advertisements such as the examples.

We respectfully submit that these marketing materials comply with Securities Act Rule 134 because they are limited to the information permitted by Rule 134(a) and they comply with the additional requirements contained in Rule 134.  Additionally, we confirm on behalf of the Company that these materials do not constitute a free writing prospectus as such term is defined in Securities Act Rule 405 because the materials do not constitute an offer to sell or a solicitation of an offer to buy the notes.  The disclaimer on these materials explicitly states: “THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN. AN OFFERING IS MADE ONLY BY THE PROSPECTUS.”  We respectfully request that you clear this comment.

Era Anagnosti
July 2, 2015

If you have any questions, or require additional information or documents, please contact the undersigned (404.322.6627; mike.rafter@nelsonmullins.com) or Ben Russell (404.322.6653; ben.russell@nelsonmullins.com).

Very truly yours,

Michael K. Rafter